Raymond James Financial Electronic EDGAR Proof

Job Number:	**-NOT DEFINED-**
Filer:	**-NOT DEFINED-**
Form Type:	**8-K**
Reporting Period / Event Date:	**12/21/11**
Customer Service Representative:	**-NOT DEFINED-**
Revision Number:	**-NOT DEFINED-**

This proof may not fit on letter-sized (8.5 x 11 inch) paper. If copy is cut off, please print to a larger format, e.g., legal-sized (8.5 x 14 inch) paper or oversized (11 x 17 inch) paper.

Accuracy of proof is guaranteed ONLY if printed to a PostScript printer using the correct PostScript driver for that printer make and model.

(this header is not part of the document)

EDGAR Submission Header Summary

Submission Type	8-K
Live File	on
Return Copy	on
Submission Contact	Jennifer Ackart
Submission Contact Phone Number	727-567-4303
Exchange	NONE
Confirming Copy	off
Filer CIK	0000720005
Filer CCC	xxxxxxxx
Period of Report	12/21/11
Item IDs	7.01
	9.01
Notify via Filing website Only	off
Emails	doug.krueger@raymondjames.com
	michael.castellani@raymondjames.com
	jennifer.ackart@raymondjames.com
	jonathan.oorlog@raymondjames.com
	mike.badal@raymondjames.com
	megan.nelson@raymondjames.com
	rjbank-finance@rjlan.rjf.com
	nancy.coan@raymondjames.com
	jesus.jimenez@raymondjames.com

Documents

8-K	**k8122111.htm**
	8-K
EX-99.1	**ex99_1.htm**
	NOVEMBER 2011 OPERATING DATA RELEASE
GRAPHIC	**rjflogo.jpg**
	LOGO
8-K	**submissionpdf.pdf**
	PDF

Module and Segment References

SEC EDGAR XFDL Submission Header

```
<?xml version="1.0"?>
<XFDL version="5.0.0">
        <page sid="PAGE1">
                <combobox sid="SubTable_submissionType_"><value>8-K</value></combobox>
                <radio sid="SubTable_live_"><value>on</value></radio>
                <check sid="SubFlag_returnCopyFlag_"><value>on</value></check>
                <field sid="SubContact_contactName_"><value>Jennifer Ackart</value></field>
                <field sid="SubContact_contactPhoneNumber_"><value>727-567-4303</value></field>
                <popup sid="SubSro_sroId_"><value>NONE</value></popup>
                <check sid="SubFlag_confirmingCopyFlag_"><value>off</value></check>
                <field sid="SubFiler_filerId_"><value>0000720005</value></field>
                <field sid="SubFiler_filerCcc_"><value>aw6c#pmc</value></field>

                <field sid="SubTable_periodOfReport_"><value>12/21/11</value></field>
                <combobox sid="SubItem_itemId_"><value>7.01</value></combobox>
                <combobox sid="SubItem_itemId_1"><value>9.01</value></combobox>
        </page>
        <page sid="PAGE2">
                <field sid="SubDocument_conformedName_"><value>k8122111.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_"><value>8-K</value></combobox>
                <field sid="SubDocument_description_"><value>8-K</value></field>
                <data sid="data1"><filename>k8122111.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_1"><value>ex99_1.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_1"><value>EX-99.1</value></combobox>
                <field sid="SubDocument_description_1"><value>NOVEMBER 2011 OPERATING DATA RELEASE</value></field>
                <data sid="data2"><filename>ex99_1.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_2"><value>rjflogo.jpg</value></field>
                <combobox sid="SubDocument_conformedDocumentType_2"><value>GRAPHIC</value></combobox>
                <field sid="SubDocument_description_2"><value>LOGO</value></field>
                <data sid="data3"><filename>rjflogo.jpg</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_3"><value>submissionpdf.pdf</value></field>
                <combobox sid="SubDocument_conformedDocumentType_3"><value>8-K</value></combobox>
                <field sid="SubDocument_description_3"><value>PDF</value></field>
                <data sid="data4"><filename>submissionpdf.pdf</filename><mimedata /></data>
        </page>
        <page sid="PAGE3">
                <check sid="SubFlag_overrideInternetFlag_"><value>off</value></check>
                <field sid="SubInternet_internetAddress_"><value>doug.krueger@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_1"><value>michael.castellani@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_2"><value>jennifer.ackart@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_3"><value>jonathan.oorlog@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_4"><value>mike.badal@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_5"><value>megan.nelson@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_6"><value>rjbank-finance@rjlan.rjf.com</value></field>
                <field sid="SubInternet_internetAddress_7"><value>nancy.coan@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_8"><value>jesus.jimenez@raymondjames.com</value></field>
        </page>
</XFDL>
```

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

December 21, 2011
Date of report (date of earliest event reported)

Raymond James Financial, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Florida
(State or Other Jurisdiction of Incorporation)

1-9109	**59-1517485**
(Commission File Number)	(IRS Employer Identification No.)

880 Carillon Parkway St. Petersburg, FL 33716
(Address of Principal Executive Offices) (Zip Code)

(727) 567-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure

On December 21, 2011, Raymond James Financial, Inc. issued a press release to disclose its operating data for November 2011.

The information furnished herein, including Exhibit 99.1, is not deemed to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section. This information will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

Item 9.01 Financial Statements and Exhibits

        (d) The following is filed as an exhibit to this report:

Exhibit No.

        99.1 Press release dated December 21, 2011, issued by Raymond James Financial, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYMOND JAMES FINANCIAL, INC.

Date: December 21, 2011

By: /s/ Jeffrey P. Julien
Jeffrey P. Julien
Executive Vice President – Finance,
Chief Financial Officer and Treasurer



December 21, 2011
FOR IMMEDIATE RELEASE

RAYMOND JAMES FINANCIAL
REPORTS NOVEMBER 2011 OPERATING DATA

ST. PETERSBURG, Fla. – In an effort to provide timely information to enable analysts and investors to stay better informed about the general trends in our major business segments, we are releasing selected operating statistics. Due to the limited nature of this data, a consistent correlation to earnings should not be assumed.

"The market environment remains challenging due to volatility as investors continue to digest the daily up and down news of the world economy," said CEO Paul Reilly. The month of November showed improvement over the prior month, although the uncertainty in the market has dampened activity. Securities commissions and fees increased 3 percent over last month and were flat with last year.

Assets under administration were down 1 percent from last month, although up 6 percent over last year. Similarly, Assets under management were flat with last month but up 10 percent over last year. The changes for the month are in line with the modest 0.5 percent decline in the S&P 500 for the month of November.

November showed improvement over the prior month in both our equity and fixed income capital markets businesses. Notably, the number of lead-managed equity offerings rebounded to the level of the prior year as our energy sector was particularly active. Net loans at Raymond James Bank were flat with last month but up more than 11 percent from last year.

"In general, we are pleased with the consistency of our metrics, but the markets remain quite volatile and investor apprehension is still at an elevated level," Reilly said. "Accordingly, we remain cautious in the near term about our ability to compare favorably to the prior year results. However, we remain confident about our long-term future as we continue to be opportunistic in our hiring during this time of uncertainty."

About Raymond James Financial, Inc.

Raymond James Financial (NYSE-RJF) is a Florida-based diversified holding company providing financial services to individuals, corporations and municipalities through its subsidiary companies. Its three principal wholly owned broker/dealers, Raymond James & Associates, Raymond James Financial Services and Raymond James Ltd. have approximately 5,400 financial advisors serving 2 million accounts in 2,400 locations throughout the United States, Canada and overseas. In addition, total client assets are approximately $268 billion, of which approximately $35 billion are managed by the firm's asset management subsidiaries.

To the extent that Raymond James makes or publishes forward-looking statements (regarding management expectations, strategic objectives, business prospects, anticipated expense savings, financial results, anticipated results of litigation and regulatory proceedings, and other similar matters), a variety of factors, many of which are beyond Raymond James' control, could cause actual results and experiences to differ materially from the expectations and objectives expressed in these statements. These factors are described in Raymond James' 2011 annual report on Form 10-K, which is available on RAYMONDJAMES.COM and SEC.GOV.

For more information, contact Steve Hollister at 727-567-2824.
Please visit the Raymond James Press Center at raymondjames.com/media.

	November 2011 (21 business days)	November 2010 (21 business days)	October 2011 (21 business days)
Securities commissions and fees [1]	$ 172 mil.	$ 172 mil.	$ 167 mil.
Total client assets under administration	$ 268 bil.	$ 253 bil.	$ 271 bil.
# of lead managed underwritings [2]	8	9	2
Financial assets under management [3]	$ 34.7 bil.	$ 31.6 bil	$ 34.8 bil.
Raymond James Bank total loans, net	$ 6.8 bil.	$ 6.1 bil.	$ 6.8 bil.

(1) Includes all securities commissions and fees generated by our financial advisors, both private client and institutional.

(2) This is only one of several key revenue sources for the capital markets segment; other key revenue sources include institutional sales commissions, M&A and co-managed deals and transaction fees.

(3) This is the primary revenue driver for the asset management segment. Investment advisory fees are based on a percentage of assets at either a single point in time within the quarter, typically the beginning or end of a quarter, or the "average daily" balances of assets under management.